

August 8, 2013

<u>Via E-mail</u>
Mr. Raoul Jean-Marc Sidney Huet
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom


    **RE:**    **Unilever N.V.**
           **Form 20-F for the Year Ended December 31, 2012**
           **Filed March 8, 2013**
           **Form 6-K**
           **Filed March 8, 2013**
           **Response dated August 1, 2013**
           **File No. 1-4547**

           **Unilever PLC**
           **Form 20-F for the Year Ended December 31, 2012**
           **Filed March 8, 2013**
           **Form 6-K**
           **Filed March 8, 2013**
           **Response dated August 1, 2013**
           **File No. 1-4546**

Dear Mr. Huet:

      We have reviewed your response letter dated August 1, 2013 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. Raoul Jean-Marc Sidney Huet
Unilever N.V. & Unilever PLC
August 8, 2013
Page 2

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Form 20-F for the Year Ended December 31, 2012

Item 5.  Operating and Financial Review and Prospects

Non-GAAP Measures, page 11

2.  We note your response to comment three in our letter dated July 23, 2013.  In the calculation provided for 2012, we note that the turnover growth percentage is 10.5% whereas the total of the individual growth components is 10.2%.  Your explanation indicates that the difference between the two amounts is due to the compounding impact of the growth components, which appears to be mainly due to the currency impact on the other individual growth components.  If true, please correspondingly clarify in your disclosures to better explain the differences between the turnover growth percentage and the total of the individual growth components.  Please also address in your Form 6-K, as applicable.

Form 6-K Filed March 8, 2013

Financial Review 2012, page 28

3.  We note your response to comment six in our letter dated July 23, 2013.  On a consolidated basis, your core operating profit increased by 773 million Euros from 2011 to 2012.  We note that certain segments, including the personal care segment and refreshment segment, appear to have significantly contributed to this increase.  Specifically the core operating profit for the personal care segment increased by 365 million Euros from 2011 to 2012 and the core operating profit for the refreshment segment increased by 235 million Euros from 2011 to 2012.  Your proposed additional segment disclosures provide an explanation of the factors that impacted your segment core operating profit.  We also remind you to quantify the impact of any of these factors if they materially impact your segment core operating profit and core operating profit margin percentage from period to period.  For example, the net increase in the core operating profit and corresponding margin for the personal care segment appears to be due to the following factors: turnover growth, the impact of gross margins, and investments in building beauty capabilities and infrastructure.

Non-GAAP Measures

Free Cash Flow (FCF), page 34

4. We note your response to comment eight in our letter dated July 23, 2013.  We continue to have difficulty understanding how you determined that free cash flow would not be considered a liquidity measure given that it represents your ability to pay debts utilizing cash and other liquid assets and it is a measure of cash available for distribution amongst all security holders of the Unilever Group or to fund strategic initiatives.  You have highlighted certain limitations with this measure; however, it is unclear how these limitations would preclude free cash flow from being considered a liquidity measure.  Please advise or revise your disclosures as necessary.

Financial Statements

Consolidated Statement of Changes in Equity, page 87

5. We note your response to comment nine in our letter dated July 23, 2013.  If there are any significant components included in the line items labeled movement during the year in any of your reconciliations, please separately present and discuss the components rather than aggregating all components into one line item.

    If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3769.

                                    Sincerely,

                                    /s/ Rufus Decker

                                    Rufus Decker
                                    Accounting Branch Chief